UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________
FORM 11-K
________________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to             .
Commission file number 1-16091
A. Full title of the plan and the address of the plan, if different from that of issuer named below:
PolyOne Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PolyOne Corporation
33587 Walker Road
Avon Lake, Ohio 44012

PolyOne Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
PolyOne Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the PolyOne Retirement Savings Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2019 and 2018, and the changes in its net assets for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/  Plante & Moran, PLLC
We have served as the Plan's auditor since 2011.
Cleveland, Ohio
June 26, 2020

PolyOne Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets
Investments, at fair value	$587,677,811	$485,690,532
Contributions receivable	290,424	1,286,004
Participant notes receivable	6,978,632	9,543,332
Net assets available for benefits	$594,946,867	$496,519,868

See Accompanying Notes to Financial Statements.

PolyOne Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended
December 31, 2019
Additions
Interest and dividend income	$15,042,420
Contributions
Participant	20,394,960
Employer	9,290,743
Rollover	3,643,386
Other	150,071
Net realized and unrealized gains in fair value of investments	93,910,335
Interest on participant notes receivable	440,839
Total Additions	142,872,754
Deductions
Benefits paid directly to participants	(54,684,751)
Administrative expenses	(709,216)
Total Deductions	(55,393,967)

Net increase before transfers	87,478,787
Transfers into the plan	10,948,212
Net increase in net assets available for benefits	98,426,999
Net Assets Available for Benefits
Beginning of year	496,519,868
End of year	$594,946,867

See Accompanying Notes to Financial Statements.

PolyOne Retirement Savings Plan
Notes to Financial Statements

1. Summary Description of the Plan
General
The PolyOne Retirement Savings Plan (the Plan) is a defined contribution plan that covers substantially all employees of PolyOne Corporation (the Company or Plan Administrator) and its subsidiaries, other than employees covered under a collective bargaining agreement unless such agreement calls for participation in the Plan, leased employees, nonresident aliens, other employees regularly employed outside of the United States, persons classified by the Company as anything other than employees (even if that classification is later changed) and employees of certain subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The following summary description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is sponsored by the Company and is administered by the PolyOne Corporation Retirement Plan Committee (the Retirement Plan Committee).
Contributions
Employee
Participants may elect a bi-weekly payroll deduction from 1% to 90% of eligible earnings. The Retirement Plan Committee has the authority, at its discretion, to reduce the employees’ bi-weekly contribution percentage in order to maintain the tax-qualified status of the Plan.
The Plan offers participants the choice of pre-tax, after-tax and Roth savings options. Participants may elect to participate in one or more of the savings options. Under each savings option, participants may direct that contributions be invested in any eligible funds offered by the Plan. Participants may change their investment options daily.
The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code (IRC), provided certain conditions are met.
Employer
The Company provides for a matching contribution equal to 100% of the first 3% and 50% of the next 3% of the participant’s eligible deferred compensation. Prior to April 17, 2017, the Company made a retirement contribution for each participant equal to no less than 2% of eligible earnings, regardless of participation. Both the employer's matching contributions and the 2% retirement contributions follow participants' investment elections. Effective April 17, 2017, the Company ceased making the 2% retirement contributions. The Plan also permits the Company to make an additional discretionary matching contribution of up to 4%. No additional discretionary matching contributions were made in 2019.
Forfeiture balances result from participant terminations within the Plan and represent the related unvested balance. The forfeiture account in the Plan totaled $2,048 and $743,634 at December 31, 2019 and 2018, respectively. The balance in this account will be used to fund future Company contributions or Plan expenses.
Vesting
Participant contributions and Company matching contributions are fully vested immediately. Company retirement contributions are 100% vested after three years of service.
Participant Notes Receivable
Participants may borrow a maximum amount equal to the lesser of 50% of their vested account balance (excluding certain employer contributions) or $50,000, subject to certain Department of Labor and Internal Revenue Service (IRS) requirements. The Plan provides that loan amounts must be a minimum of $1,000. The notes receivable are collateralized by the participant’s vested account balance. Interest is charged to the borrower at the prime rate plus 1%. Payments on notes receivable are primarily made through payroll deductions and must be repaid within five years (personal loans) or up to fifteen years (primary residence loans).

Plan Withdrawals and Distributions
Active participants may make hardship withdrawals from certain portions of their account. Age-based in-service withdrawals are available from the participants' vested account balance.
Plan distributions are made to participants or their designated beneficiary upon normal retirement, disability, or death, in the full amounts credited to their participant account. A participant who leaves employment of the Company before normal retirement for reasons other than disability, death, or a reduction in workforce is eligible to receive all amounts credited to their account relating to participant contributions, including rollovers, and the vested portion of employer contributions. Distributions are made in either a single lump sum or periodic payments. Additionally, employees of select merged plans may elect a portion in a lump sum with the remainder paid in periodic payments, a single life annuity for single participants, or a joint and 50% or 100% survivor annuity with the participant’s spouse as the joint annuitant for married participants if these options were available under their previous plan.
Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon either of these events, the accounts of each affected employee will vest immediately, and participants will receive a distribution of their total participant account balance.
Administrative Expenses
Participants are charged investment management fees, which are netted with the returns of the respective investment. Plan expenses will be paid by balances in the forfeiture account and a quarterly participant fee.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Benefit Payments
Benefit payments are recorded when paid.
Participant Notes Receivable
Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Valuation of Investments and Income Recognition
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5, Fair Value Measurement, for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis, interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of the realized and unrealized gains or losses on those investments.

3. Plan Mergers
Effective December 31, 2019, the Fiber-Line 401(k) Plan, a defined contribution plan sponsored by a subsidiary of the Company, was merged into the Plan. Accordingly, all the participants' assets in the Fiber-Line 401(k) Plan totaling $10,948,212 were accounted for in the Plan on December 31, 2019. This amount is included in the Transfers into the plan line item on the Statement of Changes in Net Assets Available for Benefits.
Effective December 31, 2018, the PlastiComp, Inc. 401(k) Plan, a defined contribution plan sponsored by a subsidiary of the Company, was merged into the Plan. Accordingly, all of the participants' assets in the PlastiComp, Inc. 401(k) Plan totaling $2,279,678 were accounted for in the Plan on December 31, 2018.
Subsequent to the mergers, the respective plans ceased to exist.
4. Self-Directed Brokerage Accounts
In addition to the standard investment options of the Plan, brokerage accounts are available to Plan participants through Fidelity National Financial Services, and are comprised of various investments made at the sole direction of the Plan participants.
5. Fair Value Measurement
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurement, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:
Level 1 - Fair value is based on quoted prices in active markets that are accessible to the Plan at the measurement date for identical assets or liabilities.
Level 2 - Fair value is based on inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rate and yield curves that are observable.
Level 3 - Fair value is based on unobservable inputs for the assets or liabilities. Level 3 inputs include the Plan management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.
The following is a description of the valuation methodologies used for assets measured at fair value, including the general classification of such assets pursuant to the valuation hierarchy.
Mutual funds: Registered investment companies or mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and are classified within Level 1 of the valuation hierarchy.
Company common stock: The Plan invests in a unitized fund, which holds PolyOne Corporation common stock and short-term investments (see below for additional details on short-term investments). Common stock is valued at the closing price reported on the active market on which the individual security is traded. Common stock is classified within Level 1 of the valuation hierarchy.
Short-term investments: Short-term investments held by the Plan at December 31, 2019 and 2018 consist of interest-bearing cash and money market funds. Interest-bearing cash is classified within Level 2 of the valuation hierarchy and is valued at fair value based on the outstanding balances. The money market funds are valued based on quoted active market prices and are classified within Level 1 of the valuation hierarchy.
Self-directed brokerage accounts: The Plan allows participants to invest in self-directed brokerage accounts. The self-directed brokerage accounts include investments in common stock, mutual funds, and short-term investments.

Pooled separate account: The Plan holds interests in a Stable Value Fund, which consists of an investment in the New York Life Insurance Anchor Account (the Anchor Account), which is not traded in an active market, and is valued at the NAV per share of the fund as a practical expedient for the estimated fair value of the fund. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. The NAV is provided by the fund sponsor and verified using the audited financial statements of the fund. The Anchor Account is made available to the participating plans through a group annuity contract. The group annuity contract is an investment contract that is benefit-responsive, meaning it provides for a stated return on principal invested over a specified period and permits withdrawals at a contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the Stable Value Fund, the issuer reserves the right to require 12 months' notification to ensure the liquidation of securities is carried out in an orderly business manner.
Common collective trust funds: Common collective trust funds represent investments held in pooled funds. The Plan's interests in the collective trust funds are valued at NAV provided by the fund sponsor. The accuracy of the NAV is verified using the audited financial statements of the collective trust funds. The NAV, as provided by the fund sponsor, is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the collective trust funds, the investment advisors reserves the right to temporarily delay withdrawal from the trust in order to ensure the liquidation of securities is carried out in an orderly business manner.
The fair values of the Plan's investments at December 31, 2019 and 2018, by asset category, are as follows:

	Assets at Fair Value as of December 31, 2019
	Total	Level 1	Level 2
Mutual funds	$259,624,923	$259,624,923	$—
Company common stock	46,409,334	46,409,334	—
Short-term investments	1,808,467	357,321	1,451,146
Self-directed brokerage accounts	23,096,105	18,647,802	4,448,303
Total	$330,938,829	$325,039,380	$5,899,449

Investments measured at net asset value:
Pooled separate account - Stable value fund	63,186,036
Common collective trust funds	193,552,946
Total investments, at fair value	$587,677,811

	Assets at Fair Value as of December 31, 2018
	Total	Level 1	Level 2
Mutual funds	$200,154,588	$200,154,588	$—
Company common stock	38,331,732	38,331,732	—
Short-term investments	1,079,757	58,539	1,021,218
Self-directed brokerage accounts	19,937,504	15,289,315	4,648,189
Total	$259,503,581	$253,834,174	$5,669,407

Investments measured at net asset value:
Pooled separate account - Stable value fund	66,467,321
Common collective trust funds	159,719,630
Total investments, at fair value	$485,690,532

Investments in Entities that Calculate Net Asset Value Per Share

The following tables summarize investments for which fair value is measured using the NAV per share as a practical expedient as of December 31, 2019 and 2018:

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
New York Life Insurance Anchor Account	$63,186,036	n/a	Daily	12 Months
Loomis Core Plus Fixed Income	23,452,044	n/a	Daily	Daily
T. Rowe Price Retire 2005	2,389,341	n/a	Daily	30 days
T. Rowe Price Retire 2010	2,567,504	n/a	Daily	30 days
T. Rowe Price Retire 2015	4,741,168	n/a	Daily	30 days
T. Rowe Price Retire 2020	19,585,120	n/a	Daily	30 days
T. Rowe Price Retire 2025	31,617,606	n/a	Daily	30 days
T. Rowe Price Retire 2030	30,870,250	n/a	Daily	30 days
T. Rowe Price Retire 2035	26,933,313	n/a	Daily	30 days
T. Rowe Price Retire 2040	19,401,156	n/a	Daily	30 days
T. Rowe Price Retire 2045	12,891,177	n/a	Daily	30 days
T. Rowe Price Retire 2050	8,852,944	n/a	Daily	30 days
T. Rowe Price Retire 2055	8,200,442	n/a	Daily	30 days
T. Rowe Price Retire 2060	2,050,881	n/a	Daily	30 days

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
New York Life Insurance Anchor Account	$66,467,321	n/a	Daily	12 Months
Loomis Core Plus Fixed Income	22,932,055	n/a	Daily	Daily
T. Rowe Price Retire 2005	1,806,043	n/a	Daily	30 days
T. Rowe Price Retire 2010	2,420,836	n/a	Daily	30 days
T. Rowe Price Retire 2015	5,187,692	n/a	Daily	30 days
T. Rowe Price Retire 2020	19,675,510	n/a	Daily	30 days
T. Rowe Price Retire 2025	26,626,963	n/a	Daily	30 days
T. Rowe Price Retire 2030	23,628,912	n/a	Daily	30 days
T. Rowe Price Retire 2035	20,757,683	n/a	Daily	30 days
T. Rowe Price Retire 2040	14,105,801	n/a	Daily	30 days
T. Rowe Price Retire 2045	9,356,484	n/a	Daily	30 days
T. Rowe Price Retire 2050	6,815,777	n/a	Daily	30 days
T. Rowe Price Retire 2055	5,389,214	n/a	Daily	30 days
T. Rowe Price Retire 2060	1,016,660	n/a	Daily	30 days

Participants in the Anchor Account may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Withdrawals and transfers resulting from certain events, including employer initiated events may limit the ability of the fund to transact at contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan Administrator believes that the occurrence of any event which would limit the Plan’s ability to transact at contract value is not probable.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
7. Party in interest Transactions
As of each of December 31, 2019 and 2018, the Plan was invested in certain investments managed by Fidelity Management Trust Company, Fidelity National Financial Services, or their affiliates (collectively, Fidelity). John Hancock Trust Company, Wells Fargo Bank, N.A., and Fidelity served as trustees of the Plan during 2018. Fidelity served as the trustee of the Plan during 2019. The Plan also invests in the common stock of the Company. These transactions qualified as party in interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.
8. Income Tax Status
In 2014, the Plan received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan continues to be qualified and the related trust is tax exempt. Accordingly, no provision for income taxes has been made in the accompanying statements. The Plan is no longer subject to income tax examinations for years prior to 2016.
9. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2019	2018
Net assets available for benefits per the financial statements	$594,946,867	$496,519,868
Contributions receivable	(290,424)	(1,286,004)
Net assets available for benefits per the Form 5500	$594,656,443	$495,233,864

The following is a reconciliation of the net increase in net assets available for benefits before transfers per the financial statements to net income per the Form 5500 for the year ended December 31, 2019:

December 31, 2019
Net increase in net assets available for benefits before transfers per the financial statements	$87,478,787
Change in contributions receivable	995,580
Net income per the Form 5500	$88,474,367

10. Subsequent Events
In connection with the Company's divestiture of its Performance Products and Solutions business segment (PP&S), certain employees who rendered services to PP&S as part of a transition services agreement ceased to be employees of the Company as of March 31, 2020, which constituted a partial plan termination. As a result, all employees who terminate for any reason during 2020 with a non-vested balance will become fully vested in their account.

PolyOne Retirement Savings Plan
EIN: 34-1730488 Plan Number: 001
Schedule H, Line 4(i) - Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2019

(a) (b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment		(d) Cost **	(e) Current Value
Money Market Funds:
Fidelity Government Market K6*	170,177	units		$170,178
Schwab Bank Saving MMDA*	187,143	units		187,143
Unitized Stock Fund:
PolyOne Corporation Common Stock*	654,461	shares		46,409,334
Interest-Bearing Cash	Interest-bearing cash			1,451,146
Pooled Separate Account:
New York Life Insurance Anchor Account	63,186,036	units		63,186,036
Mutual Funds:
American Funds - EuroPacific Growth Fund R6	476,702	units		26,480,803
American Funds - Washington Mutual Investors R6	519,555	units		25,026,969
Harbor Cap App Ret	766,331	units		58,011,270
Eaton Vance Alt Cap SMID-Cap R6	858,000	units		32,423,834
Fidelity US Bond Index Fund	1,129,637	units		13,453,980
Fidelity 500 Index Fund	690,439	units		77,342,976
Fidelity Extended Market Index Fund	171,510	units		11,163,573
Fidelity Total International Index Fund	410,235	units		5,095,114
Allianzgi Technology A	11,048	units		604,648
American Funds Europac Growth R4	17,647	units		960,871
American Funds New World R4	3,779	units		264,914
C & S Global Realty	217	units		12,391
Carillon Scout Mid Cap	16,051	units		305,134
Doubleline Total Return Bond	4,436	units		47,150
Hancock Horizon Burk Small Cap	15,395	units		559,144
Hartford Dividend & Growth R4	64,185	units		1,742,634
JP Morgan Small Cap Equity R5	6,213	units		372,822
Loomis Sayles Bond R	1,089	units		14,984
Metro West Total Return Bond	93,027	units		1,017,718
Oakmark International Inv	15,863	units		395,770
Templeton Global Bond	53,702	units		575,689
Thornburg Ltd Term Inc R3	6,270	units		84,647
T. Rowe Price Blue Chip Growth A	15,252	units		1,861,986
Vanguard 500 Index A	4,095	units		1,220,779
Vanguard Developed Markets Index A	876	units		12,386
Vanguard Mid-Cap Index A	1,483	units		327,234
Vanguard Target Retire 2015	8,862	units		134,523
Vanguard Target Retire 2030	949	units		34,586
Vanguard Target Retire 2040	1,909	units		74,709
Vanguard Target Retire 2060	44	units		1,685

(a) (b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment		(d) Cost **	(e) Current Value
Common Collective Trust Funds:
Loomis Core Plus Fixed Income	1,495,666	units		23,452,044
T. Rowe Price Retire 2005	144,023	units		2,389,341
T. Rowe Price Retire 2010	147,558	units		2,567,504
T. Rowe Price Retire 2015	253,946	units		4,741,168
T. Rowe Price Retire 2020	979,746	units		19,585,120
T. Rowe Price Retire 2025	1,489,991	units		31,617,606
T. Rowe Price Retire 2030	1,381,837	units		30,870,250
T. Rowe Price Retire 2035	1,161,419	units		26,933,313
T. Rowe Price Retire 2040	815,517	units		19,401,156
T. Rowe Price Retire 2045	538,479	units		12,891,177
T. Rowe Price Retire 2050	369,952	units		8,852,944
T. Rowe Price Retire 2055	342,828	units		8,200,442
T. Rowe Price Retire 2060	133,957	units		2,050,881
Self-Directed Brokerage Account - Fidelity National Financial Services *	Various investments			23,096,105
Participant Loans*	At interest rates ranging from 3.25% to 10.5%			6,978,632
				594,656,443
* Indicates party in interest to the Plan.
** Cost information not required for participant directed assets.

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23.1	Consent of Plante & Moran, PLLC, Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2020	POLYONE RETIREMENT SAVINGS PLAN
	By:	Retirement Plan Committee of the PolyOne Retirement Savings Plan

	By:	/s/ Bradley C. Richardson
	Name:	Bradley C. Richardson
	Title:	Executive Vice President and Chief Financial Officer
On Behalf of the Retirement Plan Committee